UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 21 June 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





FOR IMMEDIATE RELEASE                                         21 JUNE 2004


                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its half-year close period.


TRADING OVERVIEW

We are seeing strong business momentum throughout the Group. This momentum is underpinned by a good business pipeline in each of our franchises. Productivity remains a key priority. We are targeting a clearly positive underlying gap between income and costs and a reduction in our cost/income ratio. All of our operating divisions are performing strongly and together are on course to achieve underlying double digit profit growth this year. Likewise M&T continues to target double digit earnings growth in 2004. The risk adjusted returns we are achieving on our strong incremental asset growth are high and exceed our targeted returns on capital employed.



FOREIGN EXCHANGE CHARGES INVESTIGATION

We have made separate announcements on this matter; most recently an update was issued on 10th June. As previously announced, we have lodged EUR25m with the Central Bank in respect of the reimbursement of customers. We expect that the ultimate amount to be reimbursed to customers on foot of the foreign exchange investigation will not differ materially from this figure. The investigation's extended remit and timeframe, together with our extensive trawl of all fees and charges, means that we expect to provide a total of EUR50m (to include professional fees and associated costs) in our annual accounts. This is included in the guidance contained in this trading update.




EARNINGS GUIDANCE

Adjusted earnings per share in 2003 were 58.5c and 109.5c respectively for the interim and full year periods. We identified a number of significant / one-off items in 2003 and said that the underlying adjusted earnings per share were 60c and 118c. Relative to these latter base figures, we continue to target at both the interim and full year stages, a mid single digit growth in adjusted earnings per share. The principal factors partly offsetting the operating strength of our business are the adverse currency translation impact of c.3% after hedging, a higher effective tax rate due to the geographic mix of profit and Polish minorities. These factors are expected to cease or substantially reduce in significance in 2005.




REPUBLIC OF IRELAND DIVISION

Irish economic conditions remain favourable and we anticipate GDP growth in 2004 of around 4%.


Customer demand for our products and services is strong. The loan book is on target to increase by around 20% this year, reflecting further market share gains across both the business and personal market sectors. Broadly stable loan product margins remain a feature despite the very competitive environment. Accordingly, excluding some continuing business mix effects, growth in loan interest income is largely in line with the volume increase. The full year effect of 2003 ECB rate cuts has affected demand deposit margins. Deposit volumes are expected to be higher by around 10% with the growth accelerating in the second half as in previous years due to seasonal factors.


Sales performance at Ark Life is good and the business is benefiting from the operating changes we made last year. We remain heavily focused on how best to strengthen our position in the fast changing life and pensions market.




GREAT BRITAIN AND NORTHERN IRELAND DIVISION

Strong growth and momentum is being sustained.


In Great Britain we continue to expand and develop a high quality business and wealth management franchise. Across an increasing range of chosen sectors we are providing a superior customer proposition than our longer established rivals. We aim to operate from 48 offices by the end of the year, up from 42 last year. We are recruiting additional people to sustain our rate of business growth while maintaining high levels of customer service.


In Northern Ireland, First Trust continues to profitably grow its share of key products in both the business and personal markets. In particular, mortgage demand remains very strong and we are targeting growth in 2004 of close to 20%.


Loan and deposit volumes for the division are on track to grow by around 20% and 15% respectively this year.




CAPITAL MARKETS DIVISION

The division continues to demonstrate stable and sustainable income streams.


All of our corporate banking units are performing very well. Annualised loan growth in the mid to high teens is expected, reflecting recovery in demand from our Irish customers and continuing good growth in our UK and New York portfolios. In recent weeks, independent research confirms that we are extending our no. 1 position with Irish corporates. Our acquisition and project finance teams are very active, benefiting from their long and excellent sectoral track record. Likewise, we have built a high class European debt fund management franchise based on our reputation as a first tier CDO manager.


Treasury performance, underpinned by customer demand, is good. Our wholesale trading unit is generating good income from interest rate trading, primarily at the short end of the yield curve. Risk limit utilisation remains low.


Investment banking is ahead of expectations and profitability is benefiting from the sale of the Govett business last year.




POLAND DIVISION

We expect to see a significant increase in profits this year.


As the economy continues to recover, we expect our performing loans to grow in double digits. In particular, we are enjoying strong growth in targeted products such as local currency mortgages and leasing. Polish deposit market growth is primarily in low margin corporate deposits, so we are concentrating on the growing trend in investment funds for new retail savings. We expect our franchise investment funds to increase significantly this year and our deposits to grow by a low single digit percentage. Polish interest rates have been stable in 2004 and this has relieved the pressure on our deposit margins. Following the further reduction of c. 1,000 people from our workforce in the second half of last year and other ongoing operating improvements, our costs will be down this year.




M&T BANK CORPORATION

At the announcement of its Q1 2004 results, M&T reiterated guidance of double digit growth in diluted GAAP earnings per share. Particular features of Q1 were significant increases in both the commercial and residential mortgage pipelines. Since completion of the Allfirst transaction, staff and customer retention has been excellent. Having achieved the run rate of cost savings last December, increased focus is being placed on revenue synergies in specific product categories where opportunities have been identified.


MARGINS

In line with trends evident in recent years, in 2004 we expect our loans to grow at about twice the rate of our customer deposits. This funding effect is the primary driver of attrition in our net interest margin, with business mix and deposit pricing floors also having some impact. Due to the very strong loan growth that we are enjoying, we expect the underlying reduction in our net interest margin to be at the higher end of the 20 - 25 bps range previously guided.


We have introduced a new policy in respect of the investment of our capital funds. This action has increased our balance sheet debt securities with a corresponding reduction in off balance sheet derivatives, the effect of which is to increase reported average interest earning assets with no impact on net interest income. Consequently, the reported net interest margin will be further reduced by around 9 bps due to this technical factor.




NON-INTEREST INCOME

We are targeting an increase of around 10% this year. This includes gains made in January from closing out invested positions as a consequence of the aforementioned new capital funds investment policy. The amount of these gains, net of loss of yield in 2004, will amount to EUR24m. A similar amount of securities gains was achieved by Allfirst in Q1 2003.




COSTS

The increase in costs to support significantly higher business volumes is being well managed. We expect mid single digit constant currency growth for the year. This includes an incremental EUR20m investment in groupwide enablement which is facilitating our IAS and Basel II preparations.




ASSET QUALITY

Asset quality is robust. Trends in non-performing loans and criticised loans as a percentage of average loans continue to improve. The rate of gross new non-performing loans is also falling. Provision cover remains strong. We expect the provision charge this year to be less than 30bps of average loans.




NOTE

Group results for the half-year ended 30th June 2004 will be announced on 27th July 2004.


There has been a technical change in how FRS17 "Retirement Benefits" is applied across divisions. For comparison purposes, we attach an appendix in which 2003 divisional pre-tax profit has been restated to reflect this change. This is a restatement between Group and divisions with no impact on the total reported pre-tax profit or earnings per share.


                                     -ENDS-

For further information please contact:

Alan Kelly                                        Catherine Burke

Head of Group Investor Relations                  Head of Corporate Relations

AIB Group                                         AIB Group

Bankcentre                                        Bankcentre

Dublin 4                                          Dublin 4

Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894


APPENDIX - RESTATED SEGMENTAL INFORMATION



                                                        Year 31 December 2003

                                                                     Restated

                   AIB      AIB  Capital  Poland     Group   Allfirst  Total
                   Bank     Bank
                    ROI    GB&NI   Markets  Division

                 Division  Division  Division

  Segmental      euro m   euro m   euro m   euro m    euro m    euro m    euro m
  information

  Operations
  by business
  segments

  Net interest    1,016     364       312      175      (20)        87   1,934
  income

  Other              17     (5)         2        -         -       (2)      12
  finance
  income

  Other income      389      165      362      173        38       103   1,230


  Total           1,422      524      676      348        18       188   3,176
  operating
  income

  Total             787      276      394      308        70       125   1,960
  operating
  expenses

  Provisions         62       19       46       31         8        11     177

  Group             573      229      236        9      (60)        52   1,039
  operating
  profit /
  (loss)

  Share of
  operating
  profit /
  (loss) of
  associated          -        -       10      (3)       136         -     143
  undertakings

  Share of
  restructuring
  and
  integration
  costs
   of                 -        -        -        -      (20)         -   (20)
  associated
  undertakings

  Amortisation
  of goodwill
  on
  acquisition
       of             -        -        -        -      (42)         -   (42)
  associated
  undertakings

  Profit on          13        2        -        -        17         -     32
  disposal of
  property

  Profit on           -        -    (146)        4         1         -   (141)
  disposals of
  business

  Group profit
  / (loss) on
  ordinary
  activities
  before            586      231      100       10        32        52   1,011
  taxation

                                                             Half Year 30 June
                                                                         2003
                                                                      Restated

                   AIB      AIB    Capital   Poland    Group   Allfirst    Total
                   Bank     Bank
                   ROI      GB&NI   Markets  Division

                 Division  Division   Division

  Segmental      euro m   euro m   euro m   euro m    euro m   euro m    euro m
  information

  Operations
  by business
  segments

  Net interest      494      177      160       95      -        87     1,013
  income

  Other               8      (2)        1        -      -       (2)         5
  finance
  income

  Other income      190       82      185       86     21       103       667


  Total             692      257      346      181     21       188     1,685
  operating
  income

  Total             357      131      191      156     32       125       992
  operating
  expenses

  Provisions         31        6       28       16      -        11        92

  Group             304      120      127        9   (11)        52       601
  operating
  profit /
  (loss)

  Share of
  operating
  profit /
  (loss) of
  associated         -        -        4      (1)     42         -        45
  undertakings

  Share of
  restructuring
  and
  integration
  costs
   of                -        -        -        -   (16)         -      (16)
  associated
  undertakings

  Amortisation
  of goodwill
  on
  acquisition
       of             -        -        -        -   (14)         -      (14)
  associated
  undertakings

  Profit on                    2                       16                  18
  disposals of
  property
  Profit on           -        -        -        -      1         -         1
  disposals of
  business

  Group profit
  / (loss) on
  ordinary
  activities
  before          304      122      131        8     18        52       635
  taxation


* Restated for UITF 37 (purchases and sales of own shares). This restatement reduced the reported profit for the half-year to June 2003 from euro636m to euro635m.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  21 June 2004                                 By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.